

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 27, 2017

Maxine Pierson
Chief Executive Officer and Director
MJ Biotech, Inc.
760 Route 10 West, Suite 203
Whippany, NJ 07981

> **Re: MJ Biotech, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed June 14, 2017**
> **File No. 000-54616**

Dear Ms. Pierson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information
Technologies and Services

cc: Wolfgang Heimerl, Esq.
       Heimerl Law Firm